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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Star Bulk Carriers Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8162K121
(CUSIP Number)

Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY  10022
(212) 554-1700

Copy to:

Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch Alternative Capital LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐  (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,161,004
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,161,004
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,161,004
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐
13.	Percent of Class Represented by Amount in Row (11) 21.12%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8162K121
1.	Names of Reporting Persons. MDRA GP LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,161,004
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,161,004
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,161,004
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.12%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐  (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,161,004
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,161,004
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,161,004
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐
13.	Percent of Class Represented by Amount in Row (11) 21.12%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch Debt Recovery Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐  (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,612,419
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,612,419
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,612,419
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐
13.	Percent of Class Represented by Amount in Row (11) 8.98%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch Opportunities Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐  (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,627,989
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,627,989
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,627,989
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐
13.	Percent of Class Represented by Amount in Row (11) 5.60%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D, dated June 17, 2014 (this “Amendment No. 2”) amends the Schedule 13D originally filed on August 5, 2013 (the “Original 13D”) by Monarch Alternative Capital LP (“MAC”), Monarch Debt Recovery Master Fund Ltd (“MDRMF”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“GP LLC” and together with MAC, MDRMF, and MDRA GP, the “Original Monarch Filers”), as amended by Amendment No. 1, dated October 9, 2013.  This Amendment No. 2 is being filed on behalf of the Original Monarch Filers  and Monarch Opportunities Master Fund Ltd (“MOMF”,  and together with the Original Monarch Filers, the “Monarch Filers”).  This Amendment No. 2 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”).   MAC is the investment advisor to a variety of funds (such funds (including, but not limited to, MDRMF and  MOMF) , collectively the “Monarch Funds”).
 Item 5.   Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
(a)   Each of MAC, MDRA GP, and GP LLC indirectly beneficially own 6,161,004 shares of Common Stock. Such shares represent 21.12% of the 29,082,269 shares of Common Stock outstanding as of May 29, 2014.  MDRMF directly beneficially owns 2,612,419 shares of Common Stock, which represent 8.98% of the outstanding shares of Common Stock.  MOMF directly beneficially owns 1,627,989 shares of Common Stock, which represent 5.60% of the outstanding shares of Common Stock.  The percentages used herein and in the rest of this Amendment No. 2 are calculated based upon a number of outstanding shares consisting of 29,082,269 shares of Common Stock as announced by the Company in a press release filed as an exhibit to the Company’s current report on Form 6-K, filed May 29, 2014.  None of the other individual Monarch Funds owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.
 (b)   MAC, MDRA GP and GP LLC share voting and dispositive power over the 6,161,004 shares of Common Stock held directly by the Monarch Funds with each Monarch Fund directly holding such shares including the 2,612,419 shares of Common Stock held by MDRMF and the 1,627,989 shares of Common Stock held by MOMF, subject to the obligations under the Voting Agreement described below.
 (c)   Not applicable
 (d)   Not applicable.
(e)   Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated in its entirety to read as follows:
On June 16, 2014, the Company entered into the Agreement and Plan of Merger (the “Merger Agreement”) with  Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company (“Oaktree Holco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company (“Pappas Holdco Merger Sub”, and, together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company  (the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company controlled by certain immediate family members of the Company’s non-Executive Chairman Mr. Petros Pappas, including Milena Maria Pappas, who is also one of the Company’s directors (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”), and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”), pursuant to which each of the Oceanbulk Holdcos will merge with and into one of the Merger Subs (the “Merger”), with the Merger Subs continuing as the surviving companies and wholly-owned subsidiaries of the Company.  Concurrently with the execution of the Merger Agreement, the Company, Mirabel Shipholding & Invest Limited, Mirach Shipping Company Limited and Bluesea Invest and Holding Limited (collectively, the “Pappas Entities”) entered into a share purchase agreement (the “Pappas

Agreement”), pursuant to which the Company agreed to acquire all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company.
In connection with the Merger Agreement and the Pappas Agreement, on June 16, 2014, the Sellers, Mirabel Shipholding & Invest Limited (“Mirabel”)  and the Monarch Funds listed on Schedule 1 of the voting agreement  (each a “Monarch Stockholder”)  entered into a voting agreement (the “Voting Agreement”) pursuant to which they  agreed, among other things, to vote the common shares beneficially owned by the Monarch Stockholders in favor of the approval of the Merger Agreement, the Pappas Agreement and the transactions contemplated thereby.  The Monarch Stockholders also agreed to comply with certain restrictions on the disposition of such shares, including requiring any transferee of a Monarch Stockholder's shares to be bound by the terms of the Voting Agreement. The Monarch Stockholders further agreed not to, and to cause its subsidiaries not to, and to use its reasonable best efforts to cause certain covered affiliates and its and their respective representatives not to, solicit any acquisition proposals or take any other action that the Company is prohibited from taking under Section 7.6 of the Merger Agreement.
However, if the Board’s recommendation of the Merger Agreement, the Pappas Agreement and the transactions contemplated thereby is adversely modified or withdrawn prior to the meeting of the stockholders of the Company held on July 11, 2014 in response to a superior proposal, the Monarch Stockholders will be obligated to vote only 50% of their shares in favor of the Merger Agreement, the Pappas Agreement and the transactions contemplated thereby.
In the event that the Merger Agreement is terminated following an adverse recommendation change, the Voting Agreement provides that during the Tail Period (as defined below), MAC will vote its shares in the same proportion (for or against) as all other shares of common stock of the Company entitled to vote with respect to any acquisition proposal existing at the time of the adverse recommendation change.
The Voting Agreement will terminate upon the earliest of the completion of the Merger, the termination of the Merger Agreement and the date of any modification, waiver, change or amendment of the Merger Agreement or the Pappas Agreement that is materially adverse to the stockholders of the Company or that results in a material increase in the amount or change in form of consideration payable by the Company under the Merger Agreement or Pappas Agreement.  However, if the Merger Agreement is terminated and prior to such termination, the recommendation of the Company’s board of directors for the Merger Agreement, the Pappas Agreement and the transactions contemplated thereby was adversely changed, the Voting Agreement shall terminate on the earliest of (A) 90 calendar days following the date of such adverse recommendation change, (B) the date on which Oceanbulk Carriers LLC (“Oceanbulk Carriers”) or Oceanbulk Shipping (“Oceanbulk Shipping”) files a registration statement with the SEC on a non-confidential basis or (C) the date on which Oceanbulk Carriers, Oceanbulk Shipping, Sellers or their respective affiliates enters into a binding letter of intent or a definitive agreement with a third party with respect to the sale of any of the Oceanbulk Holdcos, Oceanbulk Carriers and Oceanbulk Shipping (whether by merger, consolidation, sale of all or substantially all assets or otherwise) (such 90 day period or earlier period as described in (B) or (C) above, the “Tail Period”).
The Monarch Stockholders and the Company  also agreed in a letter agreement dated June 16, 2014 (the “Letter Agreement”)  to terminate the existing registration rights agreement among the Company, the Monarch Stockholders party thereto and the other parties thereto, dated May 1, 2013 and the purchase agreement among the Company, the Monarch Stockholders party thereto and the other parties thereto, dated May 1, 2013, and to enter into a new registration rights agreement and stockholders agreement with the Company upon the closing of the Merger.
The Merger Agreement and the Pappas Agreement were filed on June 16, 2014 with the Securities and Exchange Commission as Exhibit 99.2 and 99.3, respectively, to the Company’s Current Report  on Form 6-K and are incorporated herein by reference.
The Voting Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Voting Agreement contained in this Amendment No. 2 is qualified in its entirety by reference to Exhibit 99.1 hereto.
The Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The foregoing description of the Letter Agreement contained in this Amendment No. 2 is qualified in its entirety by reference to Exhibit 99.2 hereto.
The Monarch Filers have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement and any amendment or amendments hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.
The description of the Joint Filing Agreement contained in this Amendment No. 2 is qualified in its entirety by reference to Exhibit 99.4 hereto.

Item 7.   Material to be Filed as Exhibits.

99.1
Voting Agreement, dated as of June 16, 204, by and among Oaktree Dry Bulk Holdings LLC, Millennia Holdings LLC,  Mirabel Shipholding & Invest Limited and certain stockholders listed on Schedule 1 thereto.

99.2
Letter Agreement, dated as of June 16, 2013, by and among Star Bulk Carriers Corp. and Monarch Alternative Solutions Master Fund Ltd, Monarch Capital Master Partners II-A LP, Monarch Capital Master Partners II  LP, Monarch Debt Recovery Master Fund Ltd, Monarch Opportunities Master Fund Ltd and P Monarch Recovery Ltd.

99.4	Joint Filing Agreement, dated as of June 17, 2014, by and among the Monarch Filers.

[Signatures on following page]

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated:   June 17, 2014
MONARCH ALTERNATIVE CAPITAL LP

By:	/s/ Michael Weinstock

Name: Michael Weinstock

Title: Chief Executive Officer

MONARCH DEBT RECOVERY MASTER FUND LTD

By: Monarch Alternative Capital LP, its investment manager

By:	/s/ Michael Weinstock

Name: Michael Weinstock

Title: Chief Executive Officer

MONARCH OPPORTUNITIES MASTER FUND LTD

By: Monarch Alternative Capital LP, its investment manager

By:	/s/ Michael Weinstock

Name: Michael Weinstock

Title: Chief Executive Officer

MDRA GP LP

By: Monarch GP LLC, its general partner

By:	/s/ Michael Weinstock

Name: Michael Weinstock

Title: Member

MONARCH GP LLC

By:	/s/ Michael Weinstock

Name: Michael Weinstock

Title: Member

SCHEDULE I
Monarch GP LLC
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch Debt Recovery Master Fund Ltd
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of certain Cayman entities	Canada
Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch Opportunities Master Fund Ltd
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of certain Cayman entities	Canada
Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States